UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Rightside Group, Ltd.

(Name of Subject Company)

DTS Sub Inc.

(Offeror)

Donuts Inc.

(Parent of Offeror)

(Name of Filing Person)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76658B100

(CUSIP Number of Class of Securities)

Alvaro Alvarez

SVP, General Counsel & Secretary

Donuts Inc.

10500 NE 8th Street, Suite 1450

Bellevue, Washington 98004

(424) 262-4238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jens M. Fischer

Kara Tatman

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$219,219,756.90	$25,407.57

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by (i) multiplying the offer price of $10.60 by 21,309,166 Shares, which is the sum of (a) 19,287,957 outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Rightside Group, Ltd. (“Rightside”), (b) 772,896 Shares underlying outstanding in-the-money stock options exercisable under Rightside’s equity plans (the “Options”), and (c) 1,248,313 Shares underlying outstanding restricted stock units, and (ii) subtracting the aggregate exercise price of the Options. This calculation does not include any Shares issuable upon exercise of the Company’s outstanding warrants, as the exercise price per share for the warrants is greater than $10.60 per share. The warrants are therefore not expected to be exercised. The foregoing share figures and aggregate exercise price have been provided by Rightside to the offeror and are as of June 23, 2017, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.00011590.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable Form or Registration No.: Not applicable	Filing Party: Not applicable Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Donuts Inc., a Delaware corporation (“Parent”), and DTS Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Rightside Group, Ltd., a Delaware corporation (“Rightside” or the “Company”), at a price of $10.60 per Share, net to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27 , 2017 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of June 13, 2017, by and among Parent, Purchaser, and Rightside, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 6 and Item 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a). The subject company and issuer of the securities subject to the Offer is Rightside Group, Ltd., a Delaware corporation. The principal executive offices of Rightside are located at 5808 Lake Washington Blvd. NE, Suite 300, Kirkland, WA 98033 and the telephone number is (425) 298-2500.

(b). This Schedule TO relates to all of the outstanding shares of common stock, par value $0.0001 per share, of Rightside. Rightside has advised Parent and Purchaser that, as of June 23, 2017, there were (i) 19,287,957 Shares of Rightside outstanding, (ii) 772,896 Shares underlying outstanding in-the money stock options exercisable under Rightside’s equity plans, and (iii) 1,248,313 Shares underlying outstanding restricted stock units.

(c). The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c). This Schedule TO is filed by Parent and Purchaser. The information set forth in Section 8 of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a). The information set forth in the “Summary Term Sheet,” the “Introduction” and Sections 1, 2, 3, 4, 5, 11, 12, 13 and 15 of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Certain United States Federal Income Tax Consequences,” “The Merger Agreement,” “Purpose of the Offer; Plans for the Company,” “Certain Effects of the Offer” and “Certain Conditions to the Offer,” respectively, is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b). The information set forth in the “Summary Term Sheet,” the “Introduction” and Sections 8, 10, 11 and 12 of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Merger Agreement” and “Purpose of the Offer; Plans for the Company,” respectively, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) through (7). The information set forth in the “Summary Term Sheet,” the “Introduction” and Sections 10, 11, 12, 13 and 14 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Merger Agreement,” “Purpose of the Offer; Plans for the Company,” “Certain Effects of the Offer” and “Dividends and Distributions,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d). The information set forth in the “Summary Term Sheet” and Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b). The information set forth in Section 8 of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a). The information set forth in Section 18 of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a), (b). Not Applicable.

Item 11.	Additional Information.

(a). The information set forth in the “Summary Term Sheet” and Sections 8, 10, 11, 12 and 16 of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Merger Agreement,” “Purpose of the Offer; Plans for the Company” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(c). The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Items 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 27, 2017.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on June 27, 2017.

(a)(5)(A)	Joint press release issued by Parent and Rightside, dated June 14, 2017 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent on June 14, 2017).

(a)(5)(B)	Email to employees of Parent, dated June 14, 2017 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Parent on June 14, 2017).

(a)(5)(C)	Email to registrars of Parent, dated June 14, 2017 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Parent on June 14, 2017).

(b)	Debt Commitment Letter, dated June 13, 2017, by and among Silicon Valley Bank and Parent.

(d)(1)	Agreement and Plan of Merger, dated as of June 13, 2017, among Parent, Purchaser and Rightside (incorporated by reference to Exhibit 2.1 of Rightside’s Current Report on Form 8-K filed on June 14, 2017).

(d)(2)	Confidentiality Agreement between Parent and Rightside, dated as of March 27, 2017, and amended as of May 25, 2017.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2017
DTS Sub Inc.

	By:	/s/ ALVARO ALVAREZ

Name:	Alvaro Alvarez
Title:	Vice President and Secretary

Donuts Inc.

By:	/s/ ALVARO ALVAREZ

Name:	Alvaro Alvarez
Title:	SVP, General Counsel and Secretary

EXHIBIT LIST

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 27, 2017.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on June 27, 2017.

(a)(5)(A)	Joint press release issued by Parent and Rightside, dated June 14, 2017 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent on June 14, 2017).

(a)(5)(B)	Email to employees of Parent, dated June 14, 2017 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Parent on June 14, 2017).

(a)(5)(C)	Email to registrars of Parent, dated June 14, 2017 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Parent on June 14, 2017).

(b)	Debt Commitment Letter, dated June 13, 2017, by and among Silicon Valley Bank and Parent.

(d)(1)	Agreement and Plan of Merger, dated as of June 13, 2017, among Parent, Purchaser and Rightside (incorporated by reference to Exhibit 2.1 of Rightside’s Current Report on Form 8-K filed on June 14, 2017).

(d)(2)	Confidentiality Agreement between Parent and Rightside, dated as of March 27, 2017, and amended as of May 25, 2017.

(g)	Not applicable.

(h)	Not applicable.